

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Mr. George Paz
Chairman, President and Chief Executive Officer
Express Scripts, Inc.
One Express Way
St. Louis, MO 63121

Re: **Express Scripts, Inc.**
        Form 10-K for the Year Ended December 31, 2010
        Filed February 16, 2011
        File No. 000-20199

Dear Mr. Paz:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Note 12 – Commitments and Contingencies, page 65

1. Please provide us proposed disclosure for future filings of the estimated loss, or range of loss due to pending or threatened litigation as required by ASC 450-20-50-3 and 450-20-50-6.

2. In your Risk Factors on page 21, you disclose that you are incurring costs that are material to your financial performance in the defense of legal proceedings. Please provide us proposed MD&A disclosure for future filings of the amount of these costs recorded for each period presented with explanation of the reasons for significant fluctuations from period to period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant